Shinhan Financial Group 3Q 2009 Operating Results

On November 3, 2009 Shinhan Financial Group (“SFG”) announced its business results for the nine month period ended on September 30, 2009. Below are the key figures announced through a fair disclosure. The IR presentation materials are available on our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea and are to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by external auditors, contents are subject to change in the due course of the reviewing process.

1. Operating Results of Shinhan Financial Group (consolidated) (in KRW million)

	3Q 2009 (9months)	3Q 2008 (9months)	Chg %
Operating Revenue	42,978,184	36,579,466	17.5%
Operating Income	1,605,091	2,524,604	-36.4%
Continuing Operations Income Before Income Tax	1,574,663	2,512,212	-37.3%
Net Income	1,049,100	1,734,903	-39.5%

	3Q 2009	2Q 2009	Chg %	3Q 2008	Chg %
Operating Revenue	10,597,416	10,174,036	4.2%	15,921,962	-33.4%
Operating Income	763,262	638,900	19.5%	517,535	47.5%
Continuing Operations Income Before Income Tax	724,661	647,965	11.8%	496,703	45.9%
Net Income	491,317	439,666	11.7%	323,272	52.0%

2. Operating Results of Shinhan Bank (non-consolidated) (in KRW million)

	3Q 2009 (9months)	3Q 2008 (9months)	Chg %
Operating Revenue	35,861,175	29,298,125	22.4%
Operating Income	860,201	1,529,418	-43.8%
Continuing Operations Income Before Income Tax	809,627	1,458,364	-44.5%
Net Income	564,564	1,090,045	-48.2%

	3Q 2009	2Q 2009	Chg %	3Q 2008	Chg %
Operating Revenue	8,185,644	7,910,702	3.5%	13,337,746	-38.6%
Operating Income	449,376	294,667	52.5%	313,209	43.5%
Continuing Operations Income Before Income Tax	404,266	301,026	34.3%	292,052	38.4%
Net Income	288,839	201,992	43.0%	214,317	34.8%

3. Operating Results of Shinhan Card (non-consolidated) (in KRW million)

	3Q 2009 (9months)	3Q 2008 (9months)	Chg %
Operating Revenue	2,731,325	3,155,854	-13.5%
Operating Income	793,606	1,071,674	-25.9%
Continuing Operations Income Before Income Tax	794,278	1,122,479	-29.2%
Net Income	614,582	813,790	-24.5%

	3Q 2009	2Q 2009	Chg %	3Q 2008	Chg %
Operating Revenue	1,026,664	969,503	5.9%	1,112,432	-7.7%
Operating Income	326,689	295,839	10.4%	321,492	1.6%
Continuing Operations Income Before Income Tax	326,631	294,608	10.9%	322,666	1.2%
Net Income	247,497	224,521	10.2%	234,823	5.4%